Exhibit 99.1

Navios Maritime Partners L.P. Announces Public Offering of Common Units

Monaco, February 5, 2015—Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, announced today that it plans to offer 4,000,000 common units representing limited partnership interests in a public offering. Navios Partners expects to grant the underwriters a 30-day option to purchase an additional 600,000 common units. Navios Partners expects to use the net proceeds from the public offering to fund its fleet expansion and/or for general partnership purposes.

Navios Partners’ common units trade on the New York Stock Exchange under the symbol “NMM”.

The joint book-running managers for this offering are BofA Merrill Lynch, Citigroup, J.P. Morgan, Deutsche Bank and Credit Suisse and the co-manager is S. Goldman Capital LLC.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department or by emailing dg.prospectus_requests@baml.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (800) 831-9146); J.P. Morgan, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (866) 803-9204).

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Investor Relations Contact:

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

naviospartners@capitallink.com